Lathrop & Gage l.c.
2345 Grand Boulevard, Suite 2800
Kansas City, missouri 64108

February 24, 2006

Via Facsimile (202) 772-9203
and Edgar

Michael K. Pressman
Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0306

Re:	Boston Financial Qualified Housing Tax Credits L.P. IV (the "Partnership")
PREC14A filed February 10, 2006, by Park G.P., Inc.
        File No. 0-19765

Dear Mr. Pressman:

We have reviewed your comments regarding the Consent Solicitation Statement (the “Consent Statement”) described above. In response, an amended preliminary consent solicitation statement was filed via EDGAR today with revised sections marked accordingly. The response of Park G.P., Inc. ("Park") to your comments are set forth below. Capitalized terms used herein have the same meanings as in the Consent Statement. Set forth below in bold type is the text of your comments from your comment letter dated February 21, 2006.

Schedule 14A

1.
Advise us, with a view toward revised disclosure, why all participants have not been identified on the cover of Schedule 14A as filing persons. See Instruction 3(a)(ii) and (iii) to Item 4 of Schedule 14A.

Response: Park is the entity conducting the solicitation. As such, it is the entity responsible for financing the solicitation and contracting with the solicitation agent. Although certain other entities disclosed in the Consent Statement might be deemed participants under Instruction 3(a)(ii), and have informally agreed to vote their Units similarly with respect to removal of the general partner, those other entities do not have a direct role in the solicitation of consents, and the solicitation is not being made on their behalf. We have not found any authority that indicates each participant must be a filing person.

February 24, 2006

2.	Please revise page 1 of the consent solicitation to identify the document as “Preliminary.” Refer to Rule 14a-6(e)(1).

Response: The Consent Statement has been revised in response to your comment.

3.
Rule 14a-4(b)(1) requires you to separately break out each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov). Please revise to allow holders to separately vote on the removal of the current general partner and the election of Everest.

Response: Section 10.2 of the Partnership Agreement contemplates that holders of a majority of the outstanding units may "remove any general partner and elect a replacement general partner." We believe the Partnership Agreement contemplates the removal and election of a replacement taking place in a single action. We have reviewed the September 2004 interim supplement and believe it is applicable only when "Applying the Unbundling Rule to Merger and Acquisition Transactions." In this case, the Consent Statement does not relate to a merger and acquisition transaction, but rather involves the replacement of the general partner.

Furthermore, it would be a meaningless distinction to vote separately on removal of the general partner and electing Everest, when the removal of the general partner would be conditioned on the election of Everest. In both cases (“bundled” and “unbundled”), the removal of the general partner will not occur unless limited partners approve of Everest as the new general partner. In this type of proposal, unbundling confuses the matter without providing any benefit to security holders.

4.	Where appropriate, provide a discussion of the participants anticipated recourse if the consent solicitation is unsuccessful.

Response: The Consent Statement has been revised in response to your comment.

5.
We refer to the bulleted list in the letter to the Limited Partners. A reasonable factual basis must exist for each assertion of opinion or belief that you make and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Please revise each bullet point to disclose the basis for your opinion or otherwise provide appropriate support. In addition, please characterize each statement of belief as such.

February 24, 2006

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response: The Consent Statement has been revised in response to your comment. We are supplementally providing an excerpt from the Partnership's last 10-K filing to support the assertion in the last sentence of the first bullet point. The excerpt states that the Partnership sold its local limited partnership interest in Orocovix IV to the local general partner, and, in connection with the sale, was required to pay a $2,500 fee to an unaffiliated party. The Partnership's 10-K filing further provided that the sale generated projected taxable income of $252,000 to the Partnership.

Solicitation of Consents, page 2

6.	Please identify as participants the control persons of each entity listed on page three. Refer to Instruction 3(a)(iii) of Item 4 of Schedule 14A.

Response: Park believes that we have identified each person or entity as a participant that comprises "any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group," in accordance with Instruction 3(a)(iii). I assume by your reference to "control persons" you are referring to majority owners of each entity. Park believes majority owners only need to be identified as participants if such owners fall within the provisions of that definition.

7.
We note the statement that “Everest, as the successor general partner, would consider opportunities to maximize the value of the local limited partnership interests on a basis to maximize cash distribution to the Limited Partners and limit the negative tax consequences to the Limited Partners.” Please disclose any specific plans Everest has to achieve these objectives. If Everest has no specific plans please include a clear statement to that effect. Please provide corresponding disclosure in the second paragraph on page three.

Response: The Consent Statement has been revised in response to your comment.

Distribution and Expiration Date of Solicitation, page 4

8.
Please expand your disclosure to explain how long executed consents that are not withdrawn remain valid under state law and the partnership agreement, as well as any requirements for setting the date by which consents are due. Also clarify when the action for which consents are solicited becomes effective under state law and the

February 24, 2006

partnership agreement. Finally, please discuss any procedures that must be followed for the consents to be recognized.

Response: Neither the Partnership Agreement nor state law addresses the question raised in your comment regarding how long executed consents that are not withdrawn remain valid under state law and the partnership agreement. Regarding your comment involving when the action for which consents are solicited becomes effective, although state law is silent, the Partnership Agreement provides that the action for which consents are sought in the Consent Statement shall become effective upon receipt of a majority vote of the Limited Partners. As set forth in the section of the Consent Statement entitled "Voting Procedures and Required Consents," all Consents that are properly completed, signed and delivered to The Altman Group, not validly revoked prior to the Expiration Date, will be given effect in accordance with the specifications thereof.

Voting Procedure for Limited Partners, page 4

9.
Refer to the fourth paragraph of this section. We note your statement that “Park also reserves the right to waive any conditions as to particular Consents or Limited Partnership Interests.” Please explain what is meant by this statement. It is unclear to what conditions you are referring. In addition, please explain to us pursuant to what authority Park has the ability to assert the rights discussed in this paragraph.

Response: The Consent Statement has been revised in response to your comment. Neither state law or the Partnership Agreement provides for who has the authority described in that paragraph. Because Park is conducting the consent solicitation, we believe that Park is the most appropriate entity to have the right to make those decisions.

Revocations of Consents, page 5

10.	Please explain to us pursuant to what authority Park has the ability to make all determinations as to the validity of the revocations.

Response: Neither the Partnership Agreement nor state law provides express authority to make determinations regarding the validity of revocations. However, we believe common sense and common practice would dictate that the party soliciting the consents should be entitled to reasonably determine whether a purported notice of revocation lacks any of the required information, is not received in a timely manner or was executed by a duly authorized person in the same manner as the consent to which the revocation or change relates.

February 24, 2006

Information Concerning the Participants, page 6

11.	Please expand your disclosure to provide all the information required by Item 5(b) of Schedule 14A for each participant.

Response: The Consent Statement does not fall under Rule 14a-12(c) and therefore, the disclosures required by 5(b) are not required. Regarding your request that the disclosures required by Item 5(b) be made, the Consent Statement does not fall under Rule 14a-12(c) and therefore, such disclosures are not required. Park believes that Rule 14a-12(c) does not apply to its solicitation. The solicitation does not meet three distinct elements of the rule:

“Solicitations by any person or group of persons for the purpose of [1] opposing a solicitation subject to this regulation by any other person or group of persons [2] with respect to the election or removal of directors at any [3] annual or special meeting of security holders also are subject to the following provisions.”

[1]
There is no other solicitation that the Consent Statement opposes. Note 3 of Rule 14a-6 sets forth a definition of “solicitation in opposition,” which definition might describe Park’s solicitation. However, Rule 14a-12(c) does not adopt such definition, and does not even use the term “solicitation in opposition,” clearly implying that a different set of solicitations are covered by Rule 14a-12(c). Note 3 also limits the use of the defined term to “the exclusion from filing preliminary proxy material.” Given the foregoing and basic principles of statutory interpretation, it is not reasonable to assert that the Note 3 definition was intended to be incorporated into Rule 14a-12(c).

[2] and [3]
Park's solicitation does not relate to the election or removal of directors; nor does it relate to a meeting of security holders. We recognize that the general partners of the Partnership are somewhat analogous to a corporation’s directors, and a consent solicitation could be analogous to a meeting. However, there is no uncertainty within the text of the rule that it applies only to corporate directors, and only to meetings.

There are good reasons to treat limited partnerships differently from corporations regarding an insurgent’s attempt to remove incumbent management. Limited partnerships do not have regular elections of its general partner(s), or even a requirement to hold annual meetings; therefore limited partners do not have the regular opportunity to nominate general partners for inclusion in an election; whereas, in a corporation, shareholders have a regular opportunity to nominate directors for inclusion in an annual election and to require that such nominees would be included in the registrant’s own proxy statement (such a proxy statement with a shareholder nominee would not be governed by Rule 14a-12(c) or be a “solicitation in opposition” under Note 3).

February 24, 2006

Registered limited partnerships are not traded on exchanges, the units are very illiquid and, if they trade at all, usually bear a significant illiquidity discount. These characteristics deprive security holders of a meaningful ability to “vote with their feet” (sell their shares) if they are unhappy with incumbent management.

12.	Please revise the second sentence of the fourth paragraph on page 8 to refer to “Paco” instead of “Park.”

Response: We note your comment and have revised the Proxy Statement accordingly.

13.	Please identify the persons controlling SLCas as participants.

Response: As detailed above, we believe that the control persons of SLCas do not comprise "any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group," and thus are not participants for purposes of the Consent Statement.

Information Concerning the Partnership, page 10

14.
You may not disclaim responsibility for the accuracy of the information contained in your proxy statement. Please revise to remove the disclaimer contained in the last sentence of the first paragraph of this section.

Response: We note your comment. We have no other reasonable means to obtain information about the Partnership aside from documents filed with the Commission and have no reasonable means to verify the accuracy of those documents. We have, however, revised the Consent Statement to clarify that we are only disclaiming responsibility for the accuracy of the information excerpted from the 10-K and 10-Q. It is simply a statement of fact that no independent verification of such information was conducted. Third-party, unaffiliated filers are often asked or required to repeat in their filings information from reports filed by a registrant, even though such reports were already sent to security holders and are publicly available to them. Presumably, such filers are required or requested to repeat such information in order to make it easier for security holders, by giving them the previously distributed information in the same place as the new information from the filer. It is not reasonable for the Staff to assert that a filer who repeats such information from the registrant’s reports, for the convenience of the security holder, thereby adopts responsibility for the accuracy or completeness of the registrant’s previous reports or their contents.

February 24, 2006

Preliminary Copy of Consent

15.	Please revise the proxy card to identify all persons on whose behalf the solicitation is being made. Refer to Item 4(a)(2) of Schedule 14A and Rule 14a-4(a)(1) of Regulation 14A.

Response: As indicated above, Park is the entity conducting the solicitation. As such, it is the entity responsible for financing the solicitation and contracting with the solicitation agent. Although certain other entities disclosed in the Consent Statement might be deemed participants, and have informally agreed to vote their Units similarly with respect to removal of the general partner, those other entities do not have a direct role in the solicitation of consents, and the solicitation is not being made on their behalf. Therefore, we do not believe we need to identify any person other than Park on the proxy card.

Closing paragraphs

While acknowledging the Staff's position, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please do not hesitate to contact me at (816) 460-5806 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE L.C.

By: /s/    Scott M. Herpich
                        Scott M. Herpich

Enclosures (w/ orig. only)